SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

CNH GLOBAL N.V.
Form 6-K for the month of July 2006
List of Exhibits:
1.	News Release entitled, “CNH Reports Second Quarter 2006 Net Income of $147 million, up $33 million from the Second Quarter 2005

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom News and Information	(847) 955-3939
Albert Trefts, Jr. Investor Relations	(847) 955-3821
CNH Reports Second Quarter 2006 Net Income of $147 million, up $33 million from the Second Quarter 2005
■	Strong retail demand for CNH products continues

■	Equipment Operations gross margin up 2.7 percentage points

■	Significant reduction in Equipment Operations net debt

■	Full-year 2006 outlook unchanged, with an expected range of diluted EPS of $1.30 to $1.40 before restructuring
LAKE FOREST, Illinois (July 24, 2006) – CNH Global N.V. (NYSE:CNH) today reported second quarter 2006 net income of $147 million, up 29% compared to net income of $114 million in the second quarter of 2005. Results include restructuring charges, net of tax, of $7 million in the second quarter of 2006, and $4 million in the second quarter of 2005. Second quarter diluted earnings per share were $0.62, compared with $0.49 per share in 2005. Before restructuring, net of tax, second quarter diluted earnings were $0.65 per share, compared with $0.50 per share in 2005.
“CNH’s renewed focus on customers and dealers is delivering increasingly better results,” said Harold Boyanovsky, CNH president and chief executive officer. “Our Equipment Operations gross margin improvement has continued into the second quarter, up 2.7 percentage points compared with last year, and we are firmly on track to meet our targets for the year.”
Highlights for the quarter included the following:
•	CNH’s agricultural equipment brands, Case IH and New Holland introduced five new products in the quarter, and its construction equipment brands, Case and New Holland Construction introduced six new products.

•	Pricing was higher than all economics and currency related cost increases, resulting in another quarter of positive net recovery for both Agricultural and Construction Equipment Operations. Pricing was strongest in the Americas.

•	Manufacturing efficiencies generated additional margin improvements by lowering production costs.

•	Research and development spending increased 25% from the same period in 2005, reflecting CNH’s investments in product innovation and quality.

•	Equipment Operations reduced net debt in the quarter by $484 million, to $137 million at June 30, 2006. Positive cash flow from operating activities, including a $157 million reduction in working capital, was the principal contributor to the improvement.

•	Case IH’s logo was prominently displayed on the nose of the winning Ferrari at the Indianapolis Formula One Grand Prix race and at the Grand Prix of Canada in Montreal, to the delight of Case IH dealers and customers throughout the world.
EQUIPMENT OPERATIONS — Second Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $3.5 billion for 2006, compared to $3.4 billion for the same period in 2005. Net of currency variations, net sales increased by 2% over the prior year.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales were $2.3 billion, down 1% from the prior year and down 2% excluding currency variations.

•	Excluding currency variations, sales in Latin America were up 16%, sales in Rest-of-World markets were up 8%, and in Western Europe up 2%. Excluding currency variations, sales in North America declined by 9%, in line with the company’s actions to reduce working capital by under-producing retail unit sales of major agricultural products by 15%, to reduce inventories in a declining industry environment.

•	Case IH introduced the new JX95 Straddle version utility tractor in North America, the Patriot 350-200 cv sprayer and the 2399 Extreme combine in Latin America.

•	New Holland won the prestigious National Agri Marketing Association “Best of NAMA” award for its brand campaign. In North America, New Holland introduced two new models of higher horsepower Class II BoomerTM Compact Tractors (under-40 horsepower), two field sprayers and a new air hoe drill.

•	Total retail unit sales of CNH’s agricultural tractors and combines increased by approximately 7% compared to last year. Worldwide production of agricultural tractors and combines was approximately 4% lower than retail, following the company’s normal seasonal pattern to decrease company and dealer inventories during the spring selling season.
Construction Equipment Net Sales
•	Net sales of construction equipment were approximately $1.2 billion, an increase of 12% compared to approximately $1.1 billion last year, and up 11% excluding currency variations.

2

•	Excluding currency variations, sales in Latin America were up 51% and in Rest-of-World markets up 17%. Sales were up 11% in Western Europe and up 4% in North America.

•	In North America, Case Construction Equipment introduced two new models of Compact Track Loaders, smaller-sized machines that round out the line launched in 2005. Debuting in the second half will be a new Tier 3 compliant excavator, two models of wheel loaders, three models of crawler dozers and two new articulated trucks. In Europe, during the quarter, Case launched the CX700 hydraulic excavator, a direct response to customer requests for a high-production heavy-duty machine between the existing CX460 and CX800 models.

•	Looking to the second half of 2006, pilot control options will be available on New Holland Construction skid steer loaders and compact track loaders, and three new wheel loader models are scheduled to be launched to the public.

•	While total retail unit sales of CNH’s major construction equipment products increased by approximately 8% compared to last year, worldwide production was substantially the same as in 2005.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment was $686 million, up 20% compared to $574 million last year. As a percent of net sales, gross margin was 19.6%, up 2.7 percentage points from 2005.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. The improvement was explained by positive price recovery and increased manufacturing efficiencies, which more than offset the impact of company actions to reduce dealer and company inventories.

•	Construction equipment gross margin also increased in both dollars and as a percent of net sales. Positive price recovery, better volume and mix and manufacturing efficiencies contributed to the improvement.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) was $324 million, or 9.3% of net sales, up 31% compared to $248 million or 7.3% of net sales in 2005. The improvement was driven by the higher gross margin, noted above. Increased investments in SG&A and in R&D to increase product innovation by brand and to improve product quality were partial offsets.
Adjusted EBITDA
Adjusted EBITDA for Equipment Operations (defined as net income excluding net interest expense, income tax provision (benefit), depreciation and amortization and restructuring) was $329 million, or 9.4% of net sales, up 20% compared to $274 million in 2005, or 8.1% of net sales. Interest coverage, on a last 12 months basis (defined as adjusted EBITDA for the past 12 months divided by net interest expense for the past 12 months) was 4.3 times for the period ended June 30, 2006, compared with 3.1 times for the similar period ended June 30, 2005.

3

FINANCIAL SERVICES — Second Quarter Financial Results
Financial Services operations reported net income of $49 million, up 11% compared to $44 million last year, reflecting the impact of higher balances of receivables under management. Financial Services recorded higher credit losses than in 2005, primarily related to its agricultural equipment receivables in Brazil.
CNH Year-to-Date Financial Results
CNH’s net income for the first six months was $190 million, up 47% compared to $129 million for 2005. Results include restructuring charges, net of tax, of $10 million in 2006, and $8 million in 2005. First half diluted earnings per share were up 47% to $0.81, compared to $0.55 per share in 2005. Before restructuring, net of tax, diluted earnings per share were $0.85, compared with $0.58 per share in 2005.
EQUIPMENT OPERATIONS — Year-to-Date Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $6.4 billion, compared to $6.2 billion in 2005. Net of currency variations, net sales increased by 4% over the prior year.
Adjusted EBITDA for Equipment Operations was $486 million, or 7.5% of net sales, up 20% compared to $404 million in 2005, or 6.5% of net sales.
FINANCIAL SERVICES — Year-to-Date Financial Results
Financial Services operations reported first half 2006 net income of $101 million, up 9% compared to $93 million last year, reflecting the impact of higher balances of receivables under management. Financial Services recorded higher credit losses than in 2005, primarily related to its agricultural equipment receivables in Brazil.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations Net Debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was $137 million at June 30, 2006, compared to $719 million at December 31, 2005 and $824 million at June 30, 2005. Net debt to net capitalization was 2.5% at June 30, 2006, down from 12.5% at December 31, 2005. As of June 30, 2006, CNH had 235.7 million common shares outstanding.
In the quarter, net debt decreased principally because of $582 million of cash generated by operating activities, including positive net income and reduced working capital. Working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, decreased by approximately $157 million in the quarter. At incurred currency rates, working capital at June 30, 2006 was $2.1 billion, substantially unchanged from December 31, 2005 and down more than $300 million from June 30, 2005.
On June 20, CNH’s wholly owned subsidiary, Case New Holland, Inc. commenced an exchange offer for its recently issued 7.125% Senior Notes due 2014, for 7.125% Senior

4

Notes due 2014 that have been registered under the Securities Act of 1933, as amended. The exchange offer, initially set to expire on July 21, 2006, has been extended until July 26, 2006. Any original notes not tendered prior to the expiration of the exchange offer will remain unregistered securities, subject to the conditions of the 144A market.
Financial Services Net Debt increased by approximately $973 million to $5.0 billion at June 30, 2006 from March 31, 2006, reflecting increases in the receivables portfolio, mostly in North America.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK FOR FULL YEAR 2006
CNH believes that worldwide industry unit retail sales of agricultural tractors will be 5 to 10% higher than in 2005, driven by an expected 20 to 25% increase in Rest-of-World markets. Industry unit retail sales of under-40 horsepower tractors in North America are expected to be approximately the same as in 2005. Sales of over-40 horsepower tractors in North America also are expected to remain the same or slightly higher than in 2005, but with industry sales of 40 to 100 horsepower tractors up slightly and sales of over 100 horsepower tractors down. Agricultural tractor markets in Western Europe and Latin America could be down as much as 5%.
Worldwide industry unit retail sales of combine harvesters may be down 5 to 10%. North American, Western European and Rest-of-World markets could be down as much as 5%. Industry sales in Latin America are expected to be down 35 to 40%.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK FOR FULL YEAR 2006
CNH believes that worldwide industry unit retail sales of construction equipment will be stronger than in 2005. Worldwide industry sales of heavy construction equipment are expected to increase about 10%, led by increases of 10% in North America and 10 to 15% in Rest-of-World markets. Industry unit sales in Western Europe and in Latin America could be up as much as 5% compared with 2005.
Worldwide industry unit retail sales of light construction equipment could be up 5 to 10%, with Western Europe up 5 to 10% and Latin American and Rest-of-World markets up 10 to 15%. In North America, industry sales are expected to be up as much as 5% compared with full year 2005.
CNH OUTLOOK FOR FULL YEAR 2006
CNH expects its net sales of equipment to increase in the range of 2 to 5%. Continuing pricing and margin improvement initiatives at Equipment Operations will drive better results. Profitability at Financial Services is expected to be up slightly. Results of CNH’s joint ventures are expected to better than in 2005. The benefit of this improvement at Equipment Operations will be partially offset by an increase in CNH’s effective tax rate, as previously stated.

5

CNH anticipates that 2006 diluted earnings per share, before restructuring, net of tax, should be in the range of $1.30 to $1.40, compared with $0.95 per share for 2005.
Full-year restructuring costs, net of tax, are expected to be slightly higher than in 2005, as CNH recognizes the balance of the costs related to the planned manufacturing rationalization in Europe.
The company’s previously announced $120 million contribution to its U.S. defined benefit pension plan was made in April, 2006. After considering this contribution, Equipment Operations now expects slightly better cash generation from working capital reductions during the year, and to reduce its net debt by approximately $400 million, as compared with year-end 2005 levels.
###
CNH management will hold a conference call later today to review its second quarter results. The conference call Webcast will begin at approximately 8:30 a.m. U.S. Central Time; 9:30 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
CNH Case New Holland, a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V. stock is listed at the New York Stock Exchange (NYSE:CNH). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities,

6

changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2005.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

7

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	'06 B(W)	'06 B(W)	'06 B(W)	'06 B(W)	'06 B(W)
First Quarter 2006 Industry Unit Sales Revised Estimate Compared with First Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	6%	n/a	n/a	n/a
- Over 40 horsepower	n/a	4%	n/a	n/a	n/a
Total Tractors	21%	5%	2%	(7)%	50%
Combine Harvesters	(9)%	9%	(8)%	(37)%	13%
Total Tractors and Combines	20%	5%	2%	(11)%	49%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	5%	(1)%	(15)%	21%	23%
Skid Steer Loaders	6%	2%	3%	67%	23%
Other Light Equipment	22%	48%	14%	78%	19%
Total Light Equipment	15%	15%	10%	33%	20%
Total Heavy Equipment	20%	25%	4%	28%	25%
Total Light & Heavy Equipment	17%	18%	8%	31%	23%
Second Quarter 2006 Industry Unit Sales Preliminary Estimate Compared with Second Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(3)%	n/a	n/a	n/a
Total Tractors	10%	(3)%	(3)%	(7)%	37%
Combine Harvesters	(3)%	(2)%	(2)%	(46)%	8%
Total Tractors and Combines	10%	(3)%	(3)%	(9)%	36%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	(2)%	(16)%	(15)%	43%	17%
Skid Steer Loaders	(5)%	(10)%	3%	5%	10%
Other Light Equipment	15%	23%	9%	23%	18%
Total Light Equipment	6%	(1)%	6%	31%	16%
Total Heavy Equipment	6%	(1)%	4%	6%	13%
Total Light & Heavy Equipment	6%	(1)%	5%	17%	14%
2nd Half 2006 Industry Unit Sales Forecast Compared with 2nd Half 2005 Actual
Agricultural Equipment:
Agricultural Tractors	0-5%	0-5%	(0-5)%	0-5%	5-10%
Combine Harvesters	(10-15)%	(5-10)%	(0-5)%	~(35)%	(20-25)%

Construction Equipment:
Total Light Equipment	~5%	0-5%	5-10%	(0-5)%	5-10%
Total Heavy Equipment	5-10%	10-15%	~5%	~(10)%	5-10%
Full Year 2006 Industry Unit Sales Forecast Compared with Full Year 2005 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	5-10%	FLAT	(0-5)%	(0-5)%	20-25%
Combine Harvesters	(5-10)%	(0-5)%	(0-5)%	(35-40)%	(0-5)%

Construction Equipment:
Total Light Equipment	5-10%	0-5%	5-10%	10-15%	10-15%
Total Heavy Equipment	~10%	~10%	0-5%	0-5%	10-15%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			%			%
	2006	2005	Change	2006	2005	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,275	$2,301	(1%)	$4,210	$4,232	(1%)
Construction equipment	1,222	1,093	12%	2,237	1,985	13%

Total net sales	3,497	3,394	3%	6,447	6,217	4%

Financial services	229	184	24%	452	371	22%
Eliminations and other	(22)	(7)		(34)	(14)

Total revenues	$3,704	$3,571	4%	$6,865	$6,574	4%

Net sales:
North America	$1,642	$1,690	(3%)	$3,076	$2,990	3%
Western Europe	1,081	1,043	4%	1,914	1,967	(3%)
Latin America	249	177	41%	478	377	27%
Rest of World	525	484	8%	979	883	11%

Total net sales	$3,497	$3,394	3%	$6,447	$6,217	4%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006	2005
	(In Millions, except per share data)
Revenues
Net sales	$3,497	$3,394	$3,497	$3,394	$—	$—
Finance and interest income	207	177	45	32	229	184

Total	3,704	3,571	3,542	3,426	229	184

Costs and Expenses
Cost of goods sold	2,811	2,820	2,811	2,820	—	—
Selling, general and administrative	325	300	266	249	59	52
Research and development	96	77	96	77	—	—
Restructuring	7	6	7	6	—	—
Interest expense	156	135	92	86	87	62
Interest compensation to Financial Services	—	—	66	41	—	—
Other, net	86	68	53	45	10	8

Total	3,481	3,406	3,391	3,324	156	122

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	223	165	151	102	73	62
Income tax provision	92	57	66	36	26	20
Minority interest	7	8	8	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	49	44	2	2
Equipment Operations	21	12	21	12	—	—

Net income	$147	$114	$147	$114	$49	$44

Weighted average shares outstanding:
Basic	235.6	134.1

Diluted	235.7	234.3

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.65	$0.60

EPS	$0.62	$0.58

Diluted:
EPS before restructuring, net of tax	$0.65	$0.50

EPS	$0.62	$0.49

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006	2005
	(In Millions, except per share data)
Revenues
Net sales	$6,447	$6,217	$6,447	$6,217	$—	$—
Finance and interest income	418	357	85	58	452	371

Total	6,865	6,574	6,532	6,275	452	371

Costs and Expenses
Cost of goods sold	5,273	5,234	5,273	5,234	—	—
Selling, general and administrative	632	590	516	490	116	100
Research and development	180	146	180	146	—	—
Restructuring	11	11	11	11	—	—
Interest expense	295	266	173	170	164	121
Interest compensation to Financial Services	—	—	116	73	—	—
Other, net	183	139	119	95	25	18

Total	6,574	6,386	6,388	6,219	305	239

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	291	188	144	56	147	132
Income tax provision	122	70	72	27	50	43
Minority interest	14	12	14	12	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	4	101	93	4	4
Equipment Operations	31	19	31	19	—	—

Net income	$190	$129	$190	$129	$101	$93

Weighted average shares outstanding:
Basic	190.6	134.0

Diluted	235.6	234.2

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.05	$0.67

EPS	$1.00	$0.64

Diluted:
EPS before restructuring, net of tax	$0.85	$0.58

EPS	$0.81	$0.55

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Assets
Cash and cash equivalents	$1,094	$1,245	$752	$858	$342	$387
Deposits in Fiat affiliates cash management pools	617	580	614	578	3	2
Accounts, notes receivable and other — net	7,186	5,841	1,400	1,243	5,830	4,670
Intersegment notes receivable	—	—	1,752	1,067	—	—
Inventories	2,657	2,466	2,657	2,466	—	—
Property, plant and equipment — net	1,308	1,311	1,300	1,303	8	8
Equipment on operating leases — net	197	180	—	—	197	180
Investment in Financial Services	—	—	1,676	1,587	—	—
Investments in unconsolidated affiliates	439	449	344	353	95	96
Goodwill and intangibles	3,149	3,163	3,003	3,018	146	145
Other assets	2,130	2,083	1,507	1,486	623	597

Total Assets	$18,777	$17,318	$15,005	$13,959	$7,244	$6,085

Liabilities and Equity
Short-term debt	$1,638	$1,522	$722	$826	$916	$696
Intersegment short-term debt	—	—	—	—	1,752	1,067
Accounts payable	1,997	1,609	1,990	1,641	41	32
Long-term debt	5,163	4,765	2,533	2,396	2,630	2,369
Intersegment long-term debt	—	—	—	—	—	—
Accrued and other liabilities	4,643	4,370	4,424	4,044	229	334

Total Liabilities	13,441	12,266	9,669	8,907	5,568	4,498
Equity	5,336	5,052	5,336	5,052	1,676	1,587

Total Liabilities and Equity	$18,777	$17,318	$15,005	$13,959	$7,244	$6,085

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$5,090	$4,462	$137	$719	$4,953	$3,743

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006	2005
			(In Millions)
Operating Activities:
Net income	$190	$129	$190	$129	$101	$93
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	148	150	125	125	23	25
Intersegment activity	—	—	(52)	(2)	52	2
Changes in operating assets and liabilities	(92)	(396)	508	372	(600)	(768)
Other, net	(40)	(3)	(67)	1	(14)	(37)

Net cash from operating activities	206	(120)	704	625	(438)	(685)

Investing Activities:
Expenditures for property, plant and equipment	(58)	(48)	(56)	(47)	(2)	(1)
Expenditures for equipment on operating leases	(66)	(44)	—	—	(66)	(44)
Net (additions) collections from retail receivables and related securitizations	(463)	334	—	—	(463)	334
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(4)	(331)	(3)	(341)	(1)	10
Other, net	35	11	6	(10)	29	21

Net cash from investing activities	(556)	(78)	(53)	(398)	(503)	320

Financing Activities:
Intersegment activity	—	—	(685)	45	685	(45)
Net increase (decrease) in indebtedness	229	141	(10)	(399)	239	540
Dividends paid	(59)	(34)	(59)	(34)	(60)	(60)
Other, net	(9)	—	(9)	—	—	—

Net cash from financing activities	161	107	(763)	(388)	864	435

Other, net	38	3	6	(5)	32	8

Increase (decrease) in cash and cash equivalents	(151)	(88)	(106)	(166)	(45)	78
Cash and cash equivalents, beginning of period	1,245	931	858	637	387	294

Cash and cash equivalents, end of period	$1,094	$843	$752	$471	$342	$372

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONSOLIDATED SELECTED FINANCIAL DATA
(Millions, except per share data)
(Unaudited)

	June 30,	December 31,
	2006	2005

BALANCE SHEETS

Total assets	$18,777	$17,318

Short-term debt	$1,638	$1,522

Long-term debt, including current maturities	$5,163	$4,765

Total liabilities	$13,441	$12,266

Shareholders’ equity	$5,336	$5,052

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
INCOME STATEMENTS

Revenues:
Net sales	$3,497	$3,394	$6,447	$6,217
Finance and interest income and other	207	177	418	357

Total	$3,704	$3,571	$6,865	$6,574

Net income	$147	$114	$190	$129

Per share data:
Basic earnings per share	$0.62	$0.58	$1.00	$0.64

Diluted earnings per share	$0.62	$0.49	$0.81	$0.55

Dividends per share	$0.25	$0.25	$0.25	$0.25

STATEMENTS OF CASH FLOWS

Net cash from operating activities			$206	$(120)
Net cash from investing activities			(556)	(78)
Net cash from financing activities			161	107
Other, net			38	3

Increase (decrease) in cash and cash equivalents			(151)	(88)
Cash and cash equivalents, beginning of period			1,245	931

Cash and cash equivalents, end of period			$1,094	$843

Note:
For a complete set of CNH’s condensed consolidated financial statements, please go to www.cnh.com.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006 and any subsequently filed Annual Reports on Form 20-F of the Company.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of June 30, 2006, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

Reclassifications

Certain reclassifications of prior year amounts have been made in order to conform to the current year presentation.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in “Note 18: Option and Incentive Plans”, to our 2005 Form 20-F. In January 2006, CNH adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”). SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement has been applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Adopting SFAS No. 123 Revised did not have a material impact on the Company’s financial statements.

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.7 billion at June 30, 2006 and December 31, 2005, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2006 and December 31, 2005, $3.7 billion and $3.1 billion, respectively remained outstanding under these programs.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. At June 30, 2006 and December 31, 2005, the amounts outstanding under this program were $839 million and $709 million, respectively and Financial Services had an undivided retained interest of $256 million and $251 million, respectively.

4.	Inventories — Inventories as of June 30, 2006 and December 31, 2005 consist of the following:

	June 30,	December 31,
	2006	2005
	(in Millions)
Raw materials	$546	$494
Work-in-process	243	195
Finished goods and parts	1,868	1,777

Total Inventories	$2,657	$2,466

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the six months ended June 30, 2006:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	June 30,
	2006	Amortization	and Other	2006
	(in Millions)
Goodwill	$2,388	$—	$7	$2,395
Intangibles	775	(24)	3	754

Total Goodwill and Intangibles	$3,163	$(24)	$10	$3,149

As of June 30, 2006 and December 31, 2005, the Company’s intangible assets and related accumulated amortization consisted of the following:

		June 30, 2006			December 31, 2005
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$119	$216	$335	$107	$228
Dealer network	25	216	61	155	216	55	161
Software	5	56	37	19	50	29	21
Other	10-30	121	56	65	116	50	66

		728	273	455	717	241	476

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		26	—	26	26	—	26

		$1,027	$273	$754	$1,016	$241	$775

CNH recorded amortization expense of approximately $24 million for the six months ended June 30, 2006. CNH recorded amortization expense of approximately $46 million for the year ended December 31, 2005. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2006 to 2010 is approximately $48 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Any reduction in valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries as of the Case Corporation acquisition date have in the past and will, in the future, be treated as a reduction of goodwill and will not impact future periods’ tax expense.
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of June 30, 2006 and December 31, 2005:

	Consolidated		Equipment Operations		Financial Services
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2006	2005	2006	2005	2006	2005
	(in Millions)
Short-term debt:
With Fiat Affiliates	$689	$565	$571	$479	$118	$86
Other	949	957	151	347	798	610
Intersegment	—	—	—	—	1,752	1,067

Total short-term debt	1,638	1,522	722	826	2,668	1,763

Long-term debt:
With Fiat Affiliates	175	546	—	374	175	172
Other	4,988	4,219	2,533	2,022	2,455	2,197
Intersegment	—	—	—	—	—	—

Total long-term debt	5,163	4,765	2,533	2,396	2,630	2,369

Total debt:
With Fiat Affiliates	864	1,111	571	853	293	258
Other	5,937	5,176	2,684	2,369	3,253	2,807
Intersegment	—	—	—	—	1,752	1,067

Total debt	6,801	6,287	3,255	3,222	5,298	4,132

Less:
Cash and cash equivalent	1,094	1,245	752	858	342	387
Deposits in Fiat affiliates cash management pools	617	580	614	578	3	2
Intersegment notes receivable	—	—	1,752	1,067	—	—

Net Debt	$5,090	$4,462	$137	$719	$4,953	$3,743

At June 30, 2006, CNH had approximately $3.0 billion available under $6.3 billion total lines of credit and asset-backed facilities.
On March 3, 2006, Case New Holland, Inc. (“Case New Holland”) completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”). The 7.125% Senior Notes, which are fully and unconditionally guaranteed by CNH and certain of our direct and indirect subsidiaries, are due 2014. Proceeds from the offering are being used to refinance debt. During June 2006, Case New Holland commenced an exchange offer for the 7.125% Senior Notes which was set to expire on July 21, 2006 has been extended to July 26, 2006.
CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
7.	Income Taxes — For the three months ended June 30, 2006 and 2005, effective income tax rates were 41.3% and 34.5%, respectively. For the six months ended June 30, 2006 and 2005, effective income tax rates were 41.9% and 37.2%, respectively. For 2006 and 2005, tax rates differ from the Dutch statutory rate of 29.6% and 31.5%, respectively due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, the impact of utilizing tax losses against which valuation allowances were recorded, and higher tax rates in certain jurisdictions.

8.	Restructuring — During the three and six months ended June 30, 2006 and 2005, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(in Millions)
Balance, beginning of period	$46	$36	$47	$47
Expense	7	6	11	11
Utilization	(6)	(10)	(13)	(25)
CTA and other	4	(2)	6	(3)

Balance, end of period	$51	$30	$51	$30

Restructuring expense primarily relates to severance and other costs incurred due to headcount reductions, plant closures and CNH’s announced brand initiatives. Utilization primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

9.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2006 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2006	$192
Current year provision	190
Claims paid and other adjustments	(126)

Balance, June 30, 2006	$256

10.	Shareholders’ Equity — Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction.

Shareholders approved a dividend of $0.25 per common share which was paid on May 5, 2006 to shareholders of record at the close of business on April 28, 2006.

During each of the quarters ended June 30, 2006 and 2005, Financial Services paid a dividend of $60 million to Equipment Operations.

11.	Earnings per Share — In accordance with the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”), undistributed earnings, which represents net income, less dividends paid to common shareholders, were allocated to the Series A Preferred Shares when they were outstanding, based on the dividend yield of the common shares, which was impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of June 30,

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
2005, the Average Stock Price was $18.22 per share. Subsequent to the conversion of the Series A Preferred Stock, no allocation of earnings to the Series A Preferred Stock is required.

As of June 30, 2006, CNH had approximately 235.7 million common shares issued and outstanding.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and six months ended June 30, 2006 and 2005:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
		(in Millions, except per share data)
Basic:
Net income	$147	$114	$190	$129
Dividend to common shareholders ($0.25 per share)	(59)	(34)	(59)	(34)

Undistributed earnings	88	80	131	95
Earnings allocated to Series A Preferred Stock	—	(36)	—	(43)

Earnings available to common shareholders	88	44	131	52
Dividend to common shareholders	59	34	59	34

Net income available to common shareholders	$147	$78	$190	$86

Weighted average common shares outstanding — basic	235.6	134.1	190.6	134.0

Basic earnings per share	$0.62	$0.58	$1.00	$0.64

Diluted:
Net income	$147	$114	$190	$129

Weighted average common shares outstanding — basic	235.6	134.1	190.6	134.0
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	44.8	100.0
Stock Compensation Plans	0.1	0.2	0.2	0.2

Weighted average common shares outstanding — diluted	235.7	234.3	235.6	234.2

Diluted earnings per share	$0.62	$0.49	$0.81	$0.55

12.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and six months ended June 30, 2006 and 2005 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(in Millions)
Net income	$147	$114	$190	$129
Other Comprehensive income (loss), net of tax Cumulative translation adjustment	77	(27)	86	(73)
Deferred gains (losses) on derivative financial instruments	20	(42)	55	(77)
Unrealized gains (losses) on retained interests in securitized transactions	8	(2)	8	(9)
Minimum pension liability adjustment	(7)	—	(10)	—

Total	$245	$43	$329	$(30)

13.	Segment Information — CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH reportable segments are strategic business units that are each managed separately and offer different products and services. During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, Case IH and New Holland in agricultural equipment and Case and New Holland Construction in

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
construction equipment; however, as our Agricultural Equipment brands and our Construction Equipment brands individually continue to have similar operating characteristics including the nature of products and production processes, types of customers and methods of distribution, we continue to aggregate our Agricultural Equipment and Construction Equipment brands for segment reporting purposes.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and six months ended June 30, 2006 and 2005 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005(A)	2006	2005(A)
		(in Millions)
Trading profit reported to Fiat under IFRS	$340	$358	$505	$521
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(23)	(109)	(51)	(164)
Accounting for intangible assets, primarily development costs	(9)	13	(11)	11
Restructuring	7	6	11	11
Net financial expense	(65)	(73)	(138)	(156)
Accounting for receivable securitizations and other	(27)	(30)	(25)	(35)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$223	$165	$291	$188

(A)	—	During the three and six months ended June 30, 2005, CNH recognized $78 million and $107 million, respectively of benefit plan amendment gains in trading profit under IFRS. Also see table below.
The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005(A)	2006	2005(A)
	(in Millions)
Agricultural Equipment	$155	$143	$199	$200
Construction Equipment	110	70	165	78
Financial Services	75	67	141	136
Other	—	78	—	107

Trading profit under IFRS	$340	$358	$505	$521

(A)	—	During the three and six months ended June 30, 2005, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparitive purposes, the impact of these amendments is reflected on the line “Other” in the table above.
14.	Reconciliation of Non-GAAP Financial Measures — CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Six Month Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$147	$114	$190	$129

Restructuring, net of tax:
Restructuring	7	6	11	11
Tax benefit	—	(2)	(1)	(3)

Restructuring, net of tax:	7	4	10	8

Undistributed earnings before restructuring	154	118	200	137
Earnings allocated to Series A Preferred Stock	—	(38)	—	(46)

Net income available to common shareholders before restructuring, net of tax	$154	$80	$200	$91

Weighted average common shares outstanding — basic	235.6	134.1	190.6	134.0

Basic earnings per share before restructuring, net of tax	$0.65	$0.60	$1.05	$0.67

Diluted:
Net income before restructuring, net of tax	$154	$118	$200	$137

Weighted average common shares outstanding — basic	235.6	134.1	190.6	134.0
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	44.8	100.0
Stock Compensation Plans	0.1	0.2	0.2	0.2

Weighted average common shares outstanding — diluted	235.7	234.3	235.6	234.2

Diluted earnings per share before restructuring, net of tax	$0.65	$0.50	$0.85	$0.58

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2006		2005		2006		2005
	(in Millions)
Net sales	$3,497	100.0%	$3,394	100.0%	$6,447	100.0%	$6,217	100.0%
Less:
Cost of goods sold	2,811	80.4%	2,820	83.1%	5,273	81.8%	5,234	84.2%

Gross margin	686	19.6%	574	16.9%	1,174	18.2%	983	15.8%
Less:
Selling, general and administrative	266	7.6%	249	7.3%	516	8.0%	490	7.9%
Research and development	96	2.7%	77	2.3%	180	2.8%	146	2.3%

Industrial operating margin	$324	9.3%	$248	7.3%	$478	7.4%	$347	5.6%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for Equipment Operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Six Months Ended		Twelve Months Ended
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006	2005
	(in Millions)
Net Cash from Operating Activities	$582	$882	$704	$625	$928	$1,325
Net Interest Expense:
Interest Expense	92	86	173	170	344	329
Less: Finance and Interest Income	(45)	(32)	(85)	(58)	(156)	(104)

Net Interest Expense	47	54	88	112	188	225
Income Tax Provision	66	36	72	27	69	(11)
Restructuring:
Equipment Operations	7	6	11	11	71	56
Financial Services	—	—	—	—	2	1
Change in Other Operating Activities	(373)	(704)	(389)	(371)	(441)	(892)

Adjusted EBITDA	$329	$274	$486	$404	$817	$704

Net sales	$3,497	$3,394	$6,447	$6,217	$12,036	$11,837

Adjusted EBITDA as a % of net sales	9.4%	8.1%	7.5%	6.5%	6.8%	5.9%

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio.

	Twelve Months Ended
	June 30,
	2006	2005
	(in Millions, except ratios)
Adjusted EBITDA	$817	$704

Net Interest Expense	$188	$225

Interest Coverage Ratio	4.3	3.1

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt

Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations				Financial Services
	June 30,	March 31,	December 31,	June 30,	June 30,	March 31,
	2006	2006	2005	2005	2006	2006
	(in Millions)
Total debt	$3,255	$3,204	$3,222	$3,776	$5,298	$4,350
Less:
Cash and cash equivalent	752	827	858	471	342	367
Deposits in Fiat affiliates cash management pools	614	557	578	1,419	3	3
Intersegment notes receivables	1,752	1,199	1,067	1,062	—	—

Net debt	$137	$621	$719	$824	$4,953	$3,980

Net Debt to Net Capitalization

Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity.

The calculation of Equipment Operations Net Debt and Net Debt to Net Capitalization as of June 30, 2006 and December 31, 2005 is shown below:

	June 30,	December 31,
	2006	2005
	(in Millions)
Net debt (as computed above)	$137	$719
Total shareholders’ equity	5,336	5,052

Net capitalization	$5,473	$5,771

Net debt to net capitalization	2.5%	12.5%

The following table computes Equipment Operations Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	June 30,	December 31,
	2006	2005
	(in Millions)
Total debt	$3,255	$3,222
Total shareholders’ equity	5,336	5,052

Total capitalization	$8,591	$8,274

Total debt to total capitalization	37.9%	38.9%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2006 using December 31, 2005 exchange rates. The calculation of Equipment Operations working capital is shown below:

		June 30, 2006	March 31,
		at	2006 at
	June 30,	December 31,	December 31,	December 31,	June 30,
	2006	2005 FX Rates	2005 FX Rates	2005	2005
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,378	$1,314	$1,233	$1,233	$1,613
Accounts, notes receivable and other — net — Intersegment	22	22	25	10	43

Accounts, notes receivable and other — net — Total	1,400	1,336	1,258	1,243	1,656

Inventories	2,657	2,552	2,624	2,466	2,612

Accounts payable — Third Party	(1,968)	(1,874)	(1,727)	(1,580)	(1,825)
Accounts payable — Intersegment	(22)	(22)	(6)	(61)	(36)

Accounts payable — Total	(1,990)	(1,896)	(1,733)	(1,641)	(1,861)

Working capital	$2,067	$1,992	$2,149	$2,068	$2,407

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Camillo Rossotto

Camillo Rossotto
Treasurer

July 26, 2006